MEYERS NORRIS PENNY LLP

AUDITORS' REPORT

To the Shareholders of **Genco Resources Ltd.**:

We have audited the consolidated balance sheets of Genco Resources Ltd. as at December 31, 2009 and 2008 and the consolidated statements of loss, comprehensive loss, and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Meyers Norris Penny LLP

MEYERS NORRIS PENNY LLP

Vancouver, BC
March 24, 2010